Exhibit 99.1

SKF: Sale of Ovako Finalized

STOCKHOLM, Sweden--(BUSINESS WIRE)--Nov. 20, 2006--In July 2006, Rautaruukki Corporation, AB SKF and Wartsila Corporation signed an agreement to sell the operating companies owned by Oy Ovako Ab to a company owned by Hombergh Holdings BV shareholders, WP de Pundert Ventures BV and Pampus Industrie Beteiligungen GmbH & Co. KG. The sale has now been closed.

The total price for the shares is approximately EUR 660 million, comprising a cash payment at closing of approximately EUR 535 million, a deferred cash payment of EUR 15 million to be paid in July 2008 and an interest-bearing vendor note of EUR 110 million to be paid within 3-6 years of closing.

SKF (STO:SKAB)(STO:SKFB)(NASDAQ:SKFR)(LSE:SKFB) owned 26,5% of Ovako and the tax-free capital gain on the transaction and the share of Oy Ovako Ab's result generated in 4th quarter 2006 will be reported in SKF's income statement as result of associated companies, and is estimated to be approximately 450 MSEK.

Goteborg, November 20, 2006

Aktiebolaget SKF (publ.)

For further information, please contact: PRESS: Lars G Malmer, SKF
Group Communication, tel. +46 (0)31 337 1541, e-mail:
Lars.G.Malmer@skf.com IR: Marita Bjork, SKF Investor Relations, tel:
031 3371994, e-post: marita.bjork@skf.com

The SKF Group is the leading global supplier of products, solutions and services in the area comprising rolling bearings, seals, mechatronics services and lubrication systems. The Group's service offer also includes technical support, maintenance services, condition monitoring and training.

The Group's annual sales 2005 were SEK 49.3 billion with an operating margin of 10.8%. The number of employees was 38 700.

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CONTACT: Aktiebolaget SKF
Lars G Malmer, +46 (0)31 337 1541
SKF Group Communication
Lars.G.Malmer@skf.com
or
Marita Bjork, +46 (0)31 3371994,
SKF Investor Relations
marita.bjork@skf.com
or
Tel. +46 31 337 10 00
Fax. +46 31 337 17 22 www.skf.com